COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com



08001131

Our ref: L/COB/88.2/20921

4th March 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 25 February 2008 relating to acquisition completion.
2. Stock Exchange announcement dated 3 March 2008 relating to USAF Tanker Programme - Update.
3. Stock Exchange announcement dated 4 March 2008 relating to total voting rights.
4. General Purposes Committee resolution allotting securities dated 21 February 2008.
4. Notice of allotment of shares or securities on Form 88(2) dated 21 February 2008.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor



Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	10:22 04-Mar-08
Number	2902P

RNS Number:2902P
Cobham PLC
04 March 2008

Cobham plc - total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,137,121,460 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,137,121,460.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close



Company	Cobham PLC
TIDM	COB
Headline	USAF Tanker Programme-Update
Released	07:02 03-Mar-08
Number	1628P

RNS Number:1628P
Cobham PLC
03 March 2008

#234

03 March 2008

COBHAM EQUIPMENT SELECTED FOR USAF TANKER PROGRAMME

Cobham plc ('Cobham') congratulates Northrop Grumman on the selection of the KC-45A by the USAF for the multi billion dollar tanker programme and is pleased to confirm that the Group's all digital hose and drogue refuelling pods ('pods') will be fitted for under wing and fuselage refuelling. The aircraft will also be fitted with Cobham antennas and avionics equipment. It is anticipated that the total value to Cobham over the life of the programme will be up to $1bn.

The pods carry their own power system and can offload approximately 420 gallons of fuel per minute. They are fitted with 90 ft. long hoses and are designed for use with probe-equipped receiver aircraft, and are mounted on pre-existing outboard wing structures under the aircraft's wings. Cobham's fuselage refuelling unit, which also utilises the hose and drogue system, will also be part of the KC-45's refuelling capability. It is located within the aircraft fuselage, near the boom and can be used to refuel probe equipped Navy, Marine and allied forces aircraft. Cobham's antennas and avionics equipment are standard equipment on the A330.

Allan Cook, Cobham Chief Executive said:
"I am absolutely delighted that we will be continuing our long association with the USAF and Northrop Grumman on such an important programme. This is a huge boost to our business and gives us an excellent platform for further investment in our technology, capability and product offering to the customer. "

ENQUIRIES
Cobham plc

Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Chief Finance Officer	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)1202 857998
Julian Hellebrand, Group Director of Communications	+44 (0)1202 857651

Weber Shandwick Financial

Susan Ellis/Louise Robson	+44 (0)20 7067 0700

NOTES
Cobham's products and services have been at the heart of sophisticated military and civil systems for more than 70 years, keeping people safe, improving communications and enhancing the performance of land, sea, air and space platforms. The Company has four divisions employing over 10,000 people on five continents, with customers and partners in over 100 countries, and annual revenues of more than £1bn.

END

Close



Company	Cobham PLC
TIDM	COB
Headline	Acquisition - Completion
Released	07:01 25-Feb-08
Number	6206O

RNS Number:6206O
Cobham PLC
25 February 2008

#233
25 February 2008

COBHAM COMPLETES US$240 MILLION PURCHASE OF SURVEILLANCE AND ATTACK BUSINESS

Further to the announcement of 19 December 2007, Cobham plc ('Cobham') announces that it completed the purchase of the Surveillance and Attack business unit of BAE Systems Inc on 22 February 2008 for a cash consideration of US$240 million on a debt and cash free basis. The goodwill arising on completion is an allowable tax expense with an estimated net present value of US$45 million, resulting in an effective acquisition price of US$195 million. The unit, which is based in Lansdale, Pennsylvania, USA, has been renamed Sensor and Antenna Systems, Lansdale Inc ('Lansdale') and is to be integrated into Cobham's enlarged Defence Electronic Systems Division ('CDES').

Lansdale is a world leading developer of Electronic Warfare ('EW') technology and supplier of EW subsystems for military aircraft. The equipment is used primarily for stand-off radar and communication jamming and also self-protection radar warning on US military aircraft. The acquisition is highly complementary to the existing CDES US microwave business, bringing additional subsystem product and design resource.

The acquisition of Lansdale is consistent with Cobham's stated strategy of increasing shareholder value through organic growth and selective, value enhancing acquisitions within the Aerospace and Defence sector. This acquisition is expected to be immediately earnings enhancing and it is anticipated that it will be increasingly accretive over time as it grows in line with Cobham's Technology Divisions.

- ends -

ENQUIRIES

Cobham plc

Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Chief Financial Officer	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)1202 857998
Julian Hellebrand, Group Director of Communications	+44 (0)1202 857651

Weber Shandwick Financial
Susan Ellis/Louise Robson +44 (0)20 7067 0700

NOTES

1. Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The Company specialises in the provision of components, sub-systems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

2. Cobham Defence Electronic Systems (CDES) designs and manufactures microwave components, integrated assemblies and sub-systems for the US Department of Defense and other military and government customers around the world. It is a leading developer of all classes of air, ground and shipboard antenna subsystems, positioners, radomes, high-power microwave components and integrated assemblies, and is the market leader for many niche microwave products. CDES is also the world leader in advanced tactical military vehicle intercom systems and soldier and ground vehicle situation awareness products.

Nothing in this press release should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Cobham will necessarily be the same as, or greater than, the earnings per share for completed financial periods.

This document contains 'forward-looking statements' with respect to the financial condition, results of operations and business of Cobham and to certain of Cobham's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal', or 'estimates'. By their very nature, forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or will occur in the future.

There are various factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies, political situations and markets in which the Group operates; changes in government priorities due to programme reviews or revisions to strategic objectives: changes in the regulatory or competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; changes to or delays in programmes in which the Group is involved; the completion of acquisitions and divestitures and changes in exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Cobham or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Cobham does not intend to update these forward-looking statements.

END

Close

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 21st February 2008

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules received from the Yorkshire Building Society dated 14th February and 20th February 2008, had given notice to the company (such notice being accompanied by the appropriate subscription price of £53,079.54 and £41,887.54 respectively) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 99,664 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 14th February and 20th February 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



Chairman

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	02	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	99,664		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted Ordinary 2.5p, £,	Number allotted 99,664
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form



Signed JM POPE Date 22/2/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

File No. 8234923

Closure report dated 14.2.08
Originator: YBS

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	Employee Number	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
004829840063	141102	5	0.769	0.744	MR	ADAMS	DA	4820	3070	2360.83	70 LOCKERIDGE CLOSE	BLANDFORD FORUM			DT11 7TU	DARRELL ANDREW	FRL
004830442763	141102	5	0.769	0.744	MR	BAKER	DJ	1412	1870	1438.03	95 WESTERN AVENUE	BOURNEMOUTH			BH10 6HG	DEREK JOHN	FRA
008879028665	161104	3	1.076	1.051	MR	BAKER	DJ	1412	2920	3141.92	95 WESTERN AVENUE	BOURNEMOUTH			BH10 6HG	DEREK JOHN	FRA
004830397863	141102	5	0.769	0.744	MRS	BIRCH	P	9115	1190	915.11	132 BEAMISH ROAD	CANFORD HEATH	POOLE		BH17 8SJ	PAULINE	COB
008870201865	161104	3	1.076	1.051	MR	CHISNALL	RE	10	1050	1129.80	28 MANSFIELD ROAD	BOGNOR REGIS			PO22 9EY	RICHARD ERIC	CRED
008870624265	161104	3	1.076	1.051	MR	GRIFFITHS	PR	0055	3520	3787.52	38 BARTRAM ROAD	TOTTON	SOUTHAMPTON		SO40 9JG	PAUL	CEL
008870001565	161104	3	1.076	1.051	MR	HAWKINS	CJ	813	3520	3787.52	39 RUSHCOMBE WAY	CORFE MULLEN	WIMBORNE		BH21 3QR	COLIN JOHN	FRA
008871049565	161104	3	1.076	1.051	MR	IRESON	DJF	5313	1760	1893.76	DEEP FIELD	MIDDLE ROAD	LYTCHETT MATRAVERS	POOLE	BH16 6HJ	DAVID JOHN FRANCIS	FRL
004830029463	141102	5	0.769	0.744	MR	JEMMISON	GJ	6302	2810	2160.89	7 HALTER RISE	WIMBORNE			BH21 2UR	GORDON JAMES	FRL
001226390261	061100	7	0.836	0.811	MR	JOHNSON	AN		4390	3670.04	1 NEWBURGH COURT	SPENNYMOOR			DL16 6YX	ANTHONY NICHOLAS	FRAT
004829635163	141102	5	0.769	0.744	MR	KEEN	TJ	000526	3160	2430.04	2 FORD WAY	DOWNLEY	HIGH WYCOMBE		HP13 5XW	TIMOTHY JOHN	CEL
008879211465	161104	3	1.076	1.051	MR	LAWTHER	JW	7214	3520	3787.52	29 DRUMDUAN PARK	FORRES			IV36 1GF	JAMES WILLIAM	FRAS
008870216665	161104	3	1.076	1.051	MR	MASON	MA	3390	3520	3787.52	8 FORTESCUE ROAD	WEYBRIDGE			KT13 8XF	MARK ANDREW	ERA
008870372365	161104	3	1.076	1.051	MR	MORRELL	TC	8444	700	753.20	PORTIS ARUN	LOWER ROAD	CHARLTON ALL SAINTS	SALISBURY	SP5 4HQ	TONY	FRL
004830405263	141102	5	0.769	0.744	MR	MORRISON	KJ	9095	1190	915.11	62A WHARTONS LANE	ASHURST	SOUTHAMPTON		SO40 7EF	KENNETH JOHN	COB
004829860563	141102	5	0.769	0.744	MR	PENFOLD	DF	4915	4440	3414.36	165 CUTLERS PLACE	COLEHILL	WIMBORNE		BH21 2HY	DAVID	FRL
008871095965	161104	3	1.076	1.051	MRS	PICKERING	M	6973	3520	3787.52	48 OLD BARN ROAD	BERE REGIS	WAREHAM		BH20 7HF	MARGARET	FRL
004829895863	141102	5	0.769	0.744	MR	SCUTT	TR	5106	2810	2160.89	42 CUTLERS PLACE	WIMBORNE			BH21 2HU	TIMOTHY	FRL
008870822965	161104	3	1.076	1.051	MS	SHEPPARD	IS	551	3520	3787.52	40 BURLINGTON ROAD	BURNHAM	SLOUGH		SL1 7BQ	SHIRLEY	CEL
008879194065	161104	3	1.076	1.051	MR	STOBART	AM	1191	700	753.20	31 OAKTREE CLOSE	MIDDLETON ST. GEORGE	DARLINGTON		DL2 1HJ	ANTHONY MARK	FRA
008870706065	161104	3	1.076	1.051	MR	WELLS	SL	4640	2990	3217.24	48 CUTLERS PLACE	WIMBORNE			BH21 2HU	STUART LEONARD	FRL
Total:									56170	£53,079.54							

Closure Report dated 20th February 2008

Originator: Yorkshire Building Society

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	Employee Number	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location	Executor Details
005175539164	141103	5	0.939	0.914	MR	COOPER	CG	0017	12660	11,887.74	KILDERKIN	LEA ROAD	BLACKFIELD	SOUTHAMPTON	SO45 1YW	CHRISTOPHER G	CEL	
008870602165	161104	5	1.076	1.051	MR	COOPER	CG	0017	420	451.92	KILDERKIN	LEA ROAD	BLACKFIELD	SOUTHAMPTON	SO45 1YW	CHRISTOPHER G	CEL	
005776980766	151105	7	1.24	1.215	PR	MACPHERSON	JK	4989	754	934.96	56 GARSDALE CLOSE	BEAR CROSS	BOURNEMOUTH		BH11 9DN	JOHN KEITH	FRL	Mrs Amanda Macpherson of the same address
008871002965	161104	7	1.076	1.051	PR	MACPHERSON	JK	4989	1940	2,087.44	56 GARSDALE CLOSE	BEAR CROSS	BOURNEMOUTH		BH11 9DN	JOHN KEITH	FRL	Mrs Amanda Macpherson of the same address
001226182961	061100	7	0.836	0.811	PR	MACPHERSON	JK		3510	2,934.36	56 GARSDALE CLOSE	BEAR CROSS	BOURNEMOUTH		BH11 9DN	JOHN KEITH	FRL	Mrs Amanda Macpherson of the same address
001411570662	121101	7	0.84	0.815	PR	MACPHERSON	JK		3537	2,971.08	56 GARSDALE CLOSE	BEAR CROSS	BOURNEMOUTH		BH11 9DN	JOHN KEITH	FRL	Mrs Amanda Macpherson of the same address
004829878863	141102	7	0.769	0.744	PR	MACPHERSON	JK	4989	3710	2,852.99	56 GARSDALE CLOSE	BEAR CROSS	BOURNEMOUTH		BH11 9DN	JOHN KEITH	FRL	Mrs Amanda Macpherson of the same address
006634963267	061106	7	1.53	1.505	PR	MACPHERSON	JK	4989	301	460.53	56 GARSDALE CLOSE	BEAR CROSS	BOURNEMOUTH		BH11 9DN	JOHN KEITH	FRL	Mrs Amanda Macpherson of the same address
005175310064	141103	7	0.939	0.914	PR	MACPHERSON	JK	4989	3160	2,967.24	56 GARSDALE CLOSE	BEAR CROSS	BOURNEMOUTH		BH11 9DN	JOHN KEITH	FRL	Mrs Amanda Macpherson of the same address
006634775367	061106	3	1.53	1.505	MRS	OCKLEFORD	NR	1318	326	498.78	30 WALNUT GROVE	SOUTHAMPTON			SO16 4NJ	NOREEN	RACAL	
005175581264	141103	5	0.939	0.914	DR	PARKINSON	JR	0042	5050	4,741.95	35 SHIRLEY AVENUE	SOUTHAMPTON			SO15 5NF	JOSEPH	CEL	
005777234466	151105	5	1.24	1.215	DR	PARKINSON	JR	0042	1023	1,268.52	35 SHIRLEY AVENUE	SOUTHAMPTON			SO15 5NF	JOSEPH	CEL	
008870654465	161104	5	1.076	1.051	DR	PARKINSON	JR	0042	1770	1,904.52	35 SHIRLEY AVENUE	SOUTHAMPTON			SO15 5NF	JOSEPH	CEL	
005175097764	141103	5	0.939	0.914	MR	SCUTT	TR	5106	2240	2,103.36	42 CUTLERS PLACE	WIMBORNE			BH21 2HU	TIMOTHY	FRL	
005175593664	141103	5	0.939	0.914	MR	TURNER	JP	0082	1540	1,446.06	11 THE DRIVE	TOTTON	SOUTHAMPTON		SO40 9EF	JONATHAN	RACAL	
006634783467	061106	3	1.53	1.505	MR	WILKINS	RC	0059	1553	2,376.09	11 KELLETT ROAD	SOUTHAMPTON			SO15 7PS	ROBERT	RACAL	
Totals									43494	£41,887.54								

END